SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

TOWERS WATSON & CO.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B-1 Common Stock
(Title of Class of Securities)

Not applicable
(CUSIP Numbers of Class of Securities)

John J. Haley
Chairman of the Board of Directors and Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022
(212) 725-7550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Charles J. Conroy
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee(**)

$200,000,000.00	$14,260.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on one-fiftieth of one percent of the aggregate principal amount of notes to be exchanged ($200,000,000) for outstanding shares of Class B-1 Common Stock, par value of $0.01, (the “Class B-1 Common Stock”), as described herein.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
☐	Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
☐	If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 10. Financial Statements.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EX-99.A1.A
EX-99.A1.B
EX-99.A5.A
EX-99.A5.B
EX-99.D1

Items 1 through 9, and Item 11.

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Towers Watson & Co., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to exchange (the “Offer”) each share of Class B-1 Common Stock, par value $.01 per share, of the Company (the “Class B Common Stock”), for an unsecured subordinated note due March 15, 2012 (a “New Note”, and collectively, the “New Notes”) with each New Note having a principal amount equal to the “Exchange Ratio”, provided that the aggregate principal amount of the New Notes does not exceed $200,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 17, 2010 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4 under the Exchange Act.

The information set forth in the Offer to Exchange, and in the related Offering Documents, copies of which are attached hereto as Exhibits are hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except those items as to which information is specifically provided herein.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data”, (2) “Book Value”, (3) “Ratio of Earnings to Fixed Charges”, (4) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed by Watson Wyatt with the SEC on August 14, 2009, as amended, (B) the Quarterly Report on Form 10-Q for the period ended March 31, 2010, filed by Towers Watson with the SEC on May 17, 2010, and (C) the “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 207-218 of the Joint Proxy Statement/Prospectus filed by Towers Watson with the SEC on November 9, 2009), and (5) Towers Perrin Consolidated Financial Statements for the Fiscal Years Ended December 31, 2009 and 2008, is incorporated herein by reference.

(b)	Pro Forma Information.

The information set forth in the Offer to Exchange in the sections entitled (1) “Historical and Unaudited Pro Forma Financial Data”, (2) “Book Value”, (3) “Ratio of Earnings to Fixed Charges”, (4) “Incorporation Of Documents By Reference” (namely, (A) the Annual Report on Form 10-K for the fiscal year ended June 30, 2009, filed by Watson Wyatt with the SEC on August 14, 2009, as amended, (B) the Quarterly Report on Form 10-Q for the period ended March 31, 2010, filed by Towers Watson with the SEC on May 17, 2010, and (C) the “Unaudited Pro Forma Condensed Combined Financial Statements” on pages 207-218 of the Joint Proxy Statement/Prospectus filed by Towers Watson with the SEC on November 9, 2009), and (5) Towers Perrin Consolidated Financial Statements for the Fiscal Years Ended December 31, 2009 and 2008, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated May 17, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(5)(A)*	Press Release issued by the Company, dated May 17, 2010.
(a)(5)(B)*	Canadian Issuer Bid Circular
(d)(1)*	Form of Towers Watson Notes Indenture and Form of Towers Watson Notes

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOWERS WATSON & CO.

By:	/s/ Roger F. Millay
Name: Roger F. Millay
Tile: Vice President & Chief Financial Officer

Date: May 17, 2010

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated May 17, 2010.
(a)(1)(B)*	Letter of Transmittal.
(a)(5)(A)*	Press Release issued by the Company, dated May 17, 2010.
(a)(5)(B)*	Canadian Issuer Bid Circular
(d)(1)*	Form of Towers Watson Notes Indenture and Form of Towers Watson Notes

*	Filed herewith.

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